Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF C$2.3 MILLION SUBSCRIPTION BY RIO TINTO

VANCOUVER, BC, May 1, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed its previously announced C$2.3 million subscription by Rio Tinto Canada Inc. ("Rio Tinto").

Rio Tinto acquired 878,809 common shares of the Company (the "Shares") at a price of C$2.63 per Share for proceeds of approximately C$2.3 million, allowing Rio Tinto to maintain its interest of approximately 7.84%.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/01/c0884.html

%CIK: 0001364125

For further information: Please contact: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 15:30e 01-MAY-23